Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Robert J Higgins 38, Corporate Circle Albany, NY 12203 US	2. Issuer Name and Ticker or Trading Symbol Trans World Entertainment Corporation (TWMC)		6. Relationship of Reporting Person(s) to Issuer Director Officer 10% Owner ________________________ Chairman and Chief Executive Officer
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 5/1/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01 per share	5/1/2003							50,550	I	Spouse
Common Stock , par value $.01 per share	5/1/2003							12,354,429	D
Common Stock, par value $.01 per share	5/1/2003							37,500	I	Higgins Foundation
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (Right to Buy) (1)										Common Stock, par value $.01 per share			3,650,000	D
Employee Stock Options (Right to Buy) (1)		5/1/2003		A	V	125,000		5/1/2004	5/1/2013	Common Stock, par value $.01 per share	125,000	(1) (2)		D
Employee Stock Options (Right to Buy) (1)		5/1/2003		A	V	125,000		5/1/2005	5/1/2013	Common Stock, par value $.01 per share	125,000	(1) (2)		D
Employee Stock Options (Right to Buy) (1)		5/1/2003		A	V	125,000		5/1/2006	5/1/2013	Common Stock, par value $.01 per share	125,000	(1) (2)		D
Employee Stock Options (Right to Buy) (1)		5/1/2003		A	V	125,000		5/1/2007	5/1/2013	Common Stock, par value $.01 per share	125,000	(1) (2)		D
Employee Stock Options (Right to Buy) (1)		5/1/2003		A	V	500,000		5/1/2008	5/1/2013	Common Stock, par value $.01 per share	500,000	(1) (2)		D
Explanation of Responses
(1)Stock Option pursuant to Trans World Entertainment Corporation Stock Option Plans which satisfy the requirements of Rule 16-b3. (2) All stock options granted to the reporting person were made without monetary consideration.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Robert J. Higgins	Date: 5/2/2003